 Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Director Appointment

New York/London, 20 July 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, is pleased to announce the appointment of Mr. John Brancaccio to its Board as a Non-executive Director.

Mr. Brancaccio, retired CPA, is a financial executive with extensive international and domestic experience in pharmaceutical and biotechnology for privately and publicly held companies. From 2000 to 2002, Mr. Brancaccio was the Chief Financial Officer/Chief Operating Officer of Eline Group, an entertainment and media company. From May 2002 until March 2004, Mr. Brancaccio was the Chief Financial Officer of Memory Pharmaceuticals Corp., a biotechnology company. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies.

Mr. Brancaccio is currently a director of Cardiff Oncology, Inc.,Rasna Therapeutics, Inc., OKYO Pharma LTD and Hepion Pharmaceuticals, Inc.

Pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies, the following information is disclosed in respect of John Patrick Brancaccio (aged 72):

Current Appointments	Appointments in the last five years
Cardiff Oncology, Inc.	Synergy Pharmaceuticals, Inc.
Hepion Pharmaceuticals, Inc.
Rasna Therapeutics, Inc. OKYO Pharma Ltd.

There is no further information to be disclosed in relation to the appointments of Mr. Brancaccio pursuant to AIM Rule 17 and Schedule 2 (g) of the AIM Rules for Companies.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

The person who arranged for the release of this announcement on behalf of the Company was Dr Kunwar Shailubhai, Chief Executive Officer and Chief Scientific Officer of the Company.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet	+44 (0)20 3981 4173